Sheet1

THIS PROPOSAL HAS PASSED

			FINAL Proxy Results - ML Variable Series Fund - MLBalanced Capital Focus Fund
			Meeting Date: April 26, 2001
			Record Date: April 2, 2001
			As of: April 26, 2001

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	Two-Thirds of				Total Units
	To Pass	Shares	Outstanding Shares	For	Against	Abstain	Voted

Merger of ML Variable Series - ML Balanced Capital Focus	-903,007	3,602,280	2,401,520	3,304,527	62,344	234,239	3,601,110
into ML Variable Series - ML American Balanced Fund

Voting Requirements:
The Quorum consists of the majority of the outstanding shares entitled to vote at the Meeting.

The approval of the Proposal requires the affirmative vote of shasreholders representing two-thirds of the total votes entitled to be cast thereon

Last Updated on 08/27/2001
By MLMAG